Exhibit 99.7

PICARD MEDICAL, INC.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER

I.	Purpose

The Nominating and Corporate Governance Committee (the “Committee”) of the Board of Directors (the “Board”) of Picard Medical, Inc. (the “Company”) shall assist the Board in fulfilling its responsibilities to assure that the Company is governed in a manner consistent with the best interests of the Company and its stockholders, including (1) identifying individuals qualified to become Board members, (2) recommending candidates to fill Board vacancies and newly created director positions, (3) recommending whether incumbent directors should be nominated for re-election to the Board annually, (4) developing and recommending corporate governance principles applicable to the Company, (5) recommending Board members for committee membership, (6) overseeing the evaluation of the Board and management and (7) overseeing the Company’s strategy, initiatives, risks, opportunities and reporting on material environmental, social and governance (“ESG”) matters.

II.	Composition

Size. The size of the Committee shall be determined by the Board, subject to any requirements or limitations in the Company’s articles of incorporation or bylaws or applicable New York Stock Exchange (“NYSE”) rules.

Qualifications. Each Committee member will be “independent” under the NYSE rules, subject to the applicable NYSE phase-in rules. Desirable qualifications for Committee members include experience in corporate governance, business management, personnel or human resources management, and organizational behavior.

Selection. The Board will select the members and the Chair of the Committee based on the recommendations of the Committee. Each Committee member and Chair will serve at the pleasure of the Board for such term as the Board may decide or until such Committee member is no longer a Board member.

III.	Duties and Responsibilities

The duties and responsibilities of the Committee will include the following:

(1)	Identify New Director Candidates. The Committee will identify individuals believed to be qualified to become Board members and recommend candidates to the Board to fill new or vacant positions. In recommending candidates, the Committee will consider such factors as it deems appropriate, which may include the judgment, skill, diversity, integrity, experience with businesses and other organizations of comparable size, the interplay of the candidate’s experience with the experience of other Board members, and the extent to which the candidate would be a desirable addition to the Board and any committees of the Board.

The Committee will also review the qualifications of, and make recommendations to the Board regarding, director nominations submitted to the Company in accordance with the Company’s Bylaws or otherwise.

(2)	Evaluate Incumbent Directors. The Committee will evaluate whether an incumbent director should be nominated for re-election to the Board as part of its annual review and selection process. The Committee will use the same factors established for new director candidates to make its evaluation and will also take into account the incumbent director’s performance as a Board member.

(3)	Recommend Committee Members. The Committee will recommend candidates for appointment to the Company’s committees in accordance with the policies and principles in the committees’ charters and taking into consideration such other factors as it deems appropriate including business experience and the interplay of the candidate’s experience with that of the other committee members.

(4)	Review Corporate Governance Guidelines. At least annually, the Committee will review the Company’s corporate governance guidelines and recommend changes to the entire Board, if appropriate.

(5)	Assist in Succession Planning. At least annually, the Committee will report to the Board on succession planning, which will include appropriate contingencies in case the Chairman of the Board retires, resigns, is incapacitated or dies. The Committee will assist the Board in evaluating potential successors to the Chairman of the Board.

(6)	Review Possible Conflicts of Interest. The Committee will consider possible conflicts of interest of Board members and management and make recommendations to prevent, minimize, or eliminate such conflicts of interest. Consistent with NYSE rules and the Company’s Code of Business Conduct and Ethics, the Board will cause the Company to promptly disclose any waiver of the Company’s Code of Business Conduct and Ethics or conflict of interest policy for a director or executive officer.

(7)	Recommendations as to the Board. The Committee will make recommendations regarding the appropriate size of the Board and the effectiveness of the Board in fulfilling its obligations to the Company and its stockholders.

(8)	ESG Oversight. The Committee shall periodically review and oversee the Company’s strategy, initiatives, risks, opportunities and related reporting on material ESG matters, and provide updates and make recommendations on such matters to the full Board, as needed.

(9)	Board Reports. At least annually, the Committee will report its activities to the Board in such manner and at such times as the Committee or the Board deems appropriate. This report will include the Committee’s assessment and evaluation of the performance and procedures of the Board and management.

(10)	Other Delegated Duties or Responsibilities. The Committee will perform any other duties or responsibilities delegated to the Committee by the Board from time to time.

IV.	Meetings

The Committee will meet as frequently as necessary to carry out its responsibilities under this Charter. The Committee Chair will, in consultation with the other members of the Committee and appropriate officers of the Company, establish the agenda for each Committee meeting. Each Committee member may submit items to be included on the agenda.

Committee members may also raise subjects that are not on the agenda at any meeting. The Committee Chair or a majority of the Committee members may call a meeting of the Committee at any time. A majority of the number of Committee members will constitute a quorum for conducting business at a meeting of the Committee. The act of a majority of Committee members present at a Committee meeting at which a quorum is in attendance will be the act of the Committee, unless a greater number is required by law, the Company’s articles of incorporation or its bylaws. The Committee Chair will supervise the conduct of the meetings and will have other responsibilities which the Committee may designate from time to time.

The Committee may request any officer of the Company, or any representative of the Company’s advisers, to attend a meeting or to meet with any members or representatives of the Committee.

V.	Delegation

The Committee may, in its discretion, delegate specific duties and responsibilities to a subcommittee or an individual Committee member, to the extent permitted by law.

VI.	Resources and Authority

The Committee will have appropriate resources and authority to discharge its responsibilities, including appropriate funding in such amount as the Committee deems necessary, to compensate any consultants and any other advisers retained by the Committee. The Committee will have the sole authority to engage search firms to assist in the identification of director candidates and the sole authority to set the fees and other retention terms of such search firms. The Committee may also retain independent counsel and other independent advisers to assist it in carrying out its responsibilities.

VII.	Annual Review

At least annually, the Committee will (1) review this Charter with the Board and recommend any changes to the Board and (2) evaluate its performance against the requirements of this Charter and review this evaluation with the Board. The evaluation shall include the goals and objectives of the Committee for the upcoming year. The Committee shall conduct its review and evaluation in such manner as it deems appropriate.

VIII.	Amendments.

Any amendments to this Charter must be approved or ratified by a majority vote of the Company’s Board, including a majority of independent directors.

IX.	Disclosure of Charter.

This Charter will be made available on the Company’s website.

Adopted by the Board of Directors on [●].

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